SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                   FILING NO. 3 FOR THE MONTH OF NOVEMBER 2009

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Further to its Immediate Report from November 23, 2009, the Industrial Development Bank of Israel Limited ("Registrant" or "Bank") issued an Immediate Report on November 24, 2009, providing, only as an indication, the Bank's calculations of the sums to be paid for each of the class of shares to be sold according to the price bid submitted by BGI Investments (1961) Ltd on November 23, 2009 in the sum of NIS 572 million.

BE AWARE THAT THESE CALCULATIONS ARE BASED ON ASSUMPTIONS THAT MAY NOT TAKE PLACE, THAT THESE ARE NOT THE DETERMINING CALCULATIONS AND DO NOT REPLACE THE CALCULATIONS OF THE STATE OF ISRAEL - WHICH ARE THE DETERMINING CALCULATIONS ACCORDING TO THE ARRANGEMENT PLAN - AND THAT LIKE ANY CALCULATION, THEY ARE SUBJECT TO MISUNDERSTANDINGS AND HUMAN ERROR.

Pursuant to the Arrangement Plan between the Bank and its shareholders, within the framework of which the sale of the Bank's shares was made, the actual amount of the proceeds to be paid to the shareholders of the purchased shares will be in accordance with the formulas prepared by Prof. A. Barnea, which were attached to the Arrangement Plan. The calculation of the proceeds according to these formulas will made by the State of Israel.

A translation of the Immediate Report is attached hereto as Exhibit 1.

                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the Immediate Reports issued by the Registrant (a copy of which is included in this report on Form 6-K as Exhibit
1), contain both historical and forward-looking statements within the meaning of
Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the Immediate Reports are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the 2008 annual financial report include, but are not limited to, the following: general economic and business conditions; the closing of the sale of the Bank's shares to B.G.I. Investments (1961) Ltd. in accordance with its offer of November 23, 2009 within the framework of the compromise and arrangement plan between the Bank and its shareholders which was approved by the Bank's shareholders on October 30, 2008 and November 6, 2008 and by the Tel Aviv District Court on November 24, 2008; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees for our remaining business activities. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2008 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     INDUSTRIAL DEVELOPMENT BANK
                                                     OF ISRAEL LIMITED

Date: November 25, 2009                              By: /s/ Michael Warzager
                                                     ------------------------
                                                     Michael Warzager
                                                     General Counsel

                                                     By: /s/ Natan Atlas
                                                     ------------------------
                                                     Natan Atlas
                                                     Corporate Secretary